EXHIBIT 12.1

NRG YIELD, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended	For the Year Ended December 31,
	March 31, 2018	2017	2016	2015	2014	2013
	(in millions, except ratio)
Earnings:
(Loss) Income from continuing operations before income tax	$(2)	$48	$1	$84	$118	$149
Less:
Equity in earnings of unconsolidated affiliates	(4)	(71)	(60)	(31)	(22)	(27)
Capitalized interest	(2)	(3)	—	—	—	(26)
Add:
Fixed charges	58	316	289	270	225	100
Distributions from unconsolidated affiliates	13	72	58	60	21	15
Amortization of capitalized interest	1	3	3	3	3	2
Total Earnings:	$64	$365	$291	$386	$345	$213

Fixed Charges:
Interest expense	49	282	264	251	211	68
Capitalized interest	2	3	—	—	—	26
Amortization of debt issuance costs	4	16	11	10	7	5
Amortization of debt discounts	2	9	9	6	4	—
Approximation of interest in rental expense	1	6	5	3	3	1
Total Fixed Charges:	$58	$316	$289	$270	$225	$100
Ratio of Earnings to Combined Fixed Charges	1.10	1.16	1.01	1.43	1.53	2.13